3

Follow-Up Materials

06012507

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L G Electronics Inc.

*CURRENT ADDRESS

PROCESSED

APR 17 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3857 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 4/14/06

PRICEWATERHOUSECOOPERS

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2005 and 2004

AR/S
12-31-05

SAMIL PRICEWATERHOUSECOOPERS

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2005 and 2004

SAMIL PRICEWATERHOUSECOOPERS

LG Electronics Inc.
Index
December 31, 2005 and 2004

Samil PricewaterhouseCoopers

A member firm of
PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, the investments in which are reflected in the accompanying non-consolidated financial statements using the equity method of accounting. The investments in those subsidiaries represent 9.6 % of the Company's total assets as of December 31, 2005, and the equity in their net income represents 18.8 % of the Company's income before income tax for the year then ended. These financial statements were audited by other auditors whose reports have been furnished us, and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to following matters.

As discussed in Note 32 to the accompanying non-consolidated financial statements, on January 1, 2005, the Company absorbed a part of the PC division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. On January 4, 2005, LG IBM PC Co., Ltd. was dissolved.

As discussed in Note 33 to the accompanying non-consolidated financial statements, on November 2, 2005, a joint venture company named, LG-Nortel Co., Ltd., between the Company and Nortel Corporation, was established. This was approved by the Board of Directors on August 16, 2005.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 21, 2006

This report is effective as of January 21, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in millions of Korean won)		2005		2004
Assets				
Current assets				
Cash and cash equivalents (Note 5)	₩	581,264	₩	648,416
Short-term investments (Note 7)		-		89,501
Trade accounts and notes receivable, net (Notes 4, 5 and 25)		1,397,815		999,023
Inventories, net (Notes 6 and 10)		1,408,333		1,675,031
Other accounts receivable, net (Notes 4 and 5)		260,186		544,885
Prepaid expenses		69,640		40,116
Accrued income, net (Notes 4 and 7)		51,065		12,751
Advances, net (Note 4)		46,148		46,650
Deferred income tax assets (Note 22)		161,824		-
Derivatives transaction debit (Note 16)		4,748		51,475
Other current assets, net (Note 4)		4,140		2,795
Total current assets		3,985,163		4,110,643
Property, plant and equipment, net (Notes 9, 10 and 26)		4,150,304		3,629,549
Long-term financial instruments (Note 3)		18,945		17,961
Long-term investment securities (Note 7)		54,363		65,234
Equity method investment securities (Note 8)		4,681,306		4,096,263
Refundable deposits (Note 5)		390,629		380,128
Long-term prepaid expenses		232,794		141,459
Deferred income tax assets (Note 22)		-		104,765
Long-term loans receivable, net (Note 4)		98,878		52,305
Intangible assets, net (Notes 11 and 26)		419,672		635,532
Derivatives transaction debit (Note 16)		4,386		-
Other long-term assets		-		402
Total assets	₩	14,036,440	₩	13,234,241

LG Electronics Inc.
Non-Consolidated Balance Sheets
December 31, 2005 and 2004

(in millions of Korean won)	2005	2004
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings (Note 12)	₩ 12,853	₩ 209,890
Current maturities of long-term debts (Note 12)	1,129,434	646,783
Trade accounts and notes payable (Notes 5 and 25)	1,794,114	1,758,233
Other accounts payable (Note 5)	1,101,399	1,118,603
Income taxes payable (Note 22)	21,971	9,119
Accrued expenses (Note 5)	885,284	993,225
Withholdings	7,727	19,110
Unearned income	40,492	1,644
Advances from customers	213,837	200,150
Derivatives transaction credit (Note 16)	1,159	2,066
Other current liabilities, net	76	-
Total current liabilities	5,208,346	4,958,823
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 13)	1,513,601	2,593,616
Long-term debts, net of current maturities (Note 13)	642,076	286,655
Accrued severance benefits, net (Note 14)	240,853	233,246
Product warranty reserve (Note 15)	112,499	145,657
Deferred income tax liabilities (Note 22)	102,894	-
Derivatives transaction credit (Note 16)	2,842	-
Other long-term liabilities (Note 16)	50,686	77
Total liabilities	7,873,797	8,218,074
Commitments and contingencies (Note 16)		
Shareholders' equity		
Capital stock (Notes 1 and 17)	800,226	783,961
Capital surplus (Note 18)	2,107,259	1,907,543
Retained earnings (Note 19)	2,511,378	2,063,631
Capital adjustments (Note 20)	743,780	261,032
Total shareholders' equity	6,162,643	5,016,167
Total liabilities and shareholders' equity	₩ 14,036,440	₩ 13,234,241

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Income
Years Ended December 31, 2005 and 2004

		2005		2004
Sales (Notes 25 and 26)	₩	23,774,151	₩	24,659,317
Cost of sales (Note 25)		17,663,551		18,735,848
Gross profit		6,110,600		5,923,469
Selling and administrative expenses		5,195,960		4,673,735
Operating income		914,640		1,249,734
Non-operating income				
Interest income		56,595		77,140
Gain on valuation of securities using the equity method (Note 8)		516,588		764,917
Foreign exchange gains		313,365		408,093
Refund of income taxes		38,828		64,475
Gain on valuation of derivatives (Note 16)		9,134		54,716
Gain on disposal of investment securities		48,713		46,955
Gain on settlement of derivatives (Note 16)		39,369		38,367
Reversal of allowance for doubtful accounts		7,487		33,860
Rent income		21,020		14,059
Dividend income		1,073		7,645
Gain on disposal of property, plant and equipment		3,895		7,587
Gain on business transfer (Note 33)		28,607		-
Others		49,271		91,813
		1,133,945		1,609,627
Non-operating expenses				
Interest expense		200,275		198,761
Foreign exchange losses		252,227		284,301
Loss from transfer of trade accounts and notes receivable		135,035		120,252
Loss from disposal of property, plant and equipment		33,894		113,855
Loss from disposal of investment securities		7,486		72,286
Loss on impairment of investment securities (Notes 7 and 8)		1,893		62,228
Loss on impairment of intangible assets (Note 11)		89,031		38,105
Additional payment of income taxes		7,995		20,490
Loss on settlement of derivatives (Note 16)		36,036		12,716
Donations (Note 29)		13,742		10,352
Loss on valuation of derivatives (Note 16)		4,001		3,623
Other bad debt expense		4		124
Loss on redemption of debentures (Note 13)		8,238		-
Loss on payment guarantees (Note 16)		50,650		-
Loss on valuation of securities using the equity method (Note 8)		360,411		-
Others		106,276		62,142
		1,307,194		999,235
Income before income taxes		741,391		1,860,126
Income tax expense (Note 22)		38,590		314,172
Net income	₩	702,801	₩	1,545,954
Earnings per share and ordinary income per share (in won) (Note 23)	₩	4,407	₩	9,890
Diluted earnings per share and diluted ordinary income per share (in won) (Note 23)	₩	4,357	₩	9,517

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2005 and 2004

(Dates of Appropriations: March 10, 2006 and March 11, 2005 for the years ended December 31, 2005 and 2004,respectively)

(in millions of Korean won)	2005	2004
Retained earnings before appropriations		
Unappropriated retained earnings carried over from prior year	₩ 121	₩ 60
Cumulative effect of change in accounting principle	3,308	-
Changes in retained earnings arising from equity method accounting (Note 8)	(23,511)	(51,757)
Net income	702,801	1,545,954
	682,719	1,494,257
Transfer from voluntary reserve		
Reserve for research and manpower development	1,742,000	506,200
	2,424,719	2,000,457
Appropriations of retained earnings		
Legal reserve	19,996	23,485
Reserve for research and manpower development	2,204,668	1,742,000
Cash dividends (Note 24)	199,956	234,851
	2,424,620	2,000,336
Unappropriated retained earnings to be carried forward to subsequent year	₩ 99	₩ 121

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004

(in millions of Korean won)		2005		2004
Cash flows from operating activities				
Net income	₩	702,801	₩	1,545,954
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		645,683		458,959
Amortization		165,650		208,407
Amortization of discounts on debentures		39,270		31,399
Provision for severance benefits		190,375		173,582
Loss from transfer of trade accounts and notes receivable		135,035		120,252
Bad debt expense		4		124
Gain on foreign currency translation, net		(60,020)		(81,117)
Loss (gain) from disposal of investment securities, net		(41,227)		25,331
Loss on impairment of investment securities		1,893		62,228
Loss from disposal of property, plant and equipment, net		29,999		106,268
Loss on impairment of intangible assets		89,031		38,105
Gain on valuation of securities using the equity method		(156,177)		(764,917)
Gain on valuation of derivatives, net		(5,133)		(51,093)
Gain on settlement of derivatives, net		(3,333)		(25,651)
Provision for product warranty		43,377		61,675
Loss on payment guarantees		50,650		-
Loss on redemption of debentures		8,238		-
Reversal of accounts receivables		(7,487)		(33,860)
Others		1,945		(781)
		1,127,773		328,911
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable		(678,458)		(116,794)
Decrease (increase) in other accounts receivable		257,261		(110,657)
Decrease (increase) in accrued income		(39,288)		163,774
Decrease (increase) in advances		622		(18,677)
Decrease in other current assets		142		20
Decrease (increase) in inventories		267,168		(170,868)
Decrease (increase) in prepaid expenses		(29,967)		843
Increase in long-term prepaid expenses		(95,095)		(56,033)
Decrease (increase) in deferred income tax assets		(55,856)		185,962
Increase (decrease) in trade accounts and notes payable		13,662		(19,581)
Increase (decrease) in other accounts payable		(5,464)		20,225
Increase (decrease) in accrued expenses		(123,959)		385,027
Decrease in withholdings		(13,110)		(11,865)
Increase in advances from customers		14,273		83,661
Decrease in income taxes payable		(64,326)		(39,642)
Payment of severance benefits		(156,161)		(109,117)
Increase in severance insurance deposits		(22,151)		(27,024)
Decrease in contribution to the National Pension Fund		3,104		3,066
Increase in deferred income tax liabilities		95,985		-
Reversal of product warranty		(68,468)		-
Dividend received		17,421		-
Others		(550)		1,608
		(683,215)		163,928
Net cash provided by operating activities		1,147,359		2,038,793

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004

(in millions of Korean won)	2005	2004
Cash flows from investing activities		
Disposal of short-term financial instruments	-	40,732
Disposal of short-term investments assets	111,876	-
Increase in short-term and long-term loans, net	(49,828)	(26,397)
Acquisition of long-term financial instruments	(1,166)	(8,338)
Proceeds from disposal of investment securities	488,411	304,471
Acquisition of investment securities	(235,724)	(864,922)
Payment of refundable deposits	(8,846)	(53,888)
Proceeds from disposal of property, plant and equipment	104,013	41,374
Proceeds from disposal of intangible assets	58,179	1,395
Proceeds from disposal of derivatives	90,844	25,923
Acquisition of property, plant and equipment	(1,314,944)	(1,113,433)
Acquisition of intangible assets	(148,893)	(47,215)
Purchase of derivatives	(38,102)	(7,794)
Increase from merger	34,575	-
Increase from business transfer	151,163	-
Others	412	(402)
Net cash used in investing activities	(758,030)	(1,708,494)
Cash flows from financing activities		
Proceeds from short-term borrowings	40,000	-
Repayment of short-term borrowings	(236,877)	(179,243)
Repayment of current maturities of long-term debt	(649,140)	(989,580)
Proceeds from issuance of debentures	602,258	906,581
Proceeds from long-term debt	482,938	275,120
Repayment of debentures	(462,937)	-
Payment of dividends	(234,851)	(196,634)
Proceeds from disposal of treasury stock	2,128	11,318
Acquisition of treasury stock	-	(46,298)
Net cash used in financing activities	(456,481)	(218,736)
Net increase (decrease) in cash and cash equivalents	(67,152)	111,563
Cash and cash equivalents (Note 31)		
Beginning of the year	648,416	536,853
End of the year	₩ 581,264	₩ 648,416

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

LG Electronics Inc. (the "Company") was spun-off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, information and communication products. The former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronic, information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of December 31, 2005, the Company's main manufacturing facilities are in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2005, the Company has outstanding capital stock amounting to ₩ 800,226 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2005, LG Corp. and its related parties own 31.5% of the Company's total stocks including common stock and preferred stock, while financial institutions, foreign investors and others own the rest of the Company's common stock.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning on or after this date.

And as SKFAS No. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2005.

Revenue Recognition
Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents
The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost a contra inventory account, representing the valuation loss, is presented to reduce the inventory to its net realizable value. The valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed, limited to the original carrying amount before valuation. The reversal is a deduction from cost of sales.

Investment in Securities
The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate (determined by considering credit ratings by independent credit rating agencies).

Unrealized valuation gains or losses on trading securities are charged to current operations. Unrealized valuation gains or losses on available-for-sale securities are charged to capital adjustments, the accumulated amount of which are charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investment Securities
Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations. In addition, the proportionate share in the difference between the fair value of the investee's identifiable assets and liabilities and book value is amortized according to the investee's accounting for the assets and liabilities.

Unrealized profit included in inventories and property, plant and equipment from transaction between the Company and equity method investees is calculated based on gross margin by product and eliminated to the extent of the percentage of ownership. For consolidated subsidiaries the unrealized profit is fully eliminated. Unrealized profit arising from sales between equity method investees is also eliminated to the extent of the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools	2 - 5 years
Furniture and fixtures, vehicles	5 years

In 2005, the Company reduced its estimate of the useful life of moulds classified as tools from five years to two years to better reflect their economic useful life. This change resulted in an increase in depreciation expense for the year ended December 31, 2005, by ₩101,816 million.

Routine maintenance and repairs are charged to current operations as incurred. Improvements and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely. Impairment loss is recognized when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of an impaired asset is reduced to its estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. If, subsequently, the value of the asset exceeds the impaired carrying value, this recovery would be recorded in current operations up to the cost of the asset (net of accumulated depreciation before impairment).

Lease Transactions
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Intangible Assets
Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. If, subsequently, the value of the asset exceeds the impaired carrying value, this recovery would be recorded in current operations up to the cost of the asset (net of accumulated depreciation before impairment).

Research and Development Costs

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to a continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Borrowing Costs

Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gains on disposal of treasury stock are recorded as a capital surplus. Any loss on disposal of treasury stock is offset against any prior gains included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carryforward amount.

According to SKFAS No. 16, *Deferred Income Tax*, which became effective on January 1, 2005, the Company classified deferred income tax assets and liabilities as current and non-current portions based on net amounts. Deferred income tax is recognized on unrealized gains or losses resulting from valuation of investment securities. However, previous financial statements presented for comparative purpose are not restated according to the addendum of SKFAS No. 16.

Sale of Accounts and Notes Receivable
The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ₩1,013.0 : US$1 as of December 31, 2005 (₩1,043.8: US$1 as of December 31, 2004), and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean won at the agreed rate of exchange per the conversion rights.

Derivative Financial Instruments
The Company utilizes several types of derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure to fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds

The Company recorded the equity component of the convertible bonds (conversion rights) by deducting the fair value of the liability component from the issue proceeds. The liability component is shown gross with the full face amount recorded as liability and a contra adjustment account (conversion rights adjustment) as a deduction from the liability to arrive at a net amount equal to its fair value. The Company is obligated to pay guaranteed interest if and when the convertible bond matures without exercise and has accrued this interest as an adjustment to the carrying value of the liability component.

Present Value Discount

The difference between the nominal value and present value of long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Government grants

Government grants, which are to be repaid, are recognized as liabilities. Government grants, which are not required to be repaid and are intended to be used for the acquisition of assets, are deducted against the cost of specified assets after their acquisition. Cash received in relation to grants given prior to the acquisition of assets is included in the cash balance but with an equal and opposite contra adjustment.

The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Stock Appreciation plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of intrinsic value. Under the intrinsic value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as an expense over the agreed minimum service period.

Duty Refunds

The Company records duty refunds as a deduction from cost of sales.

3. Long-term financial instruments

As of December 31, 2005, long-term financial instruments amounting to ₩18,945 million (2004 : ₩17,961 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

4. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2005 and 2004, consist of the following:

	2005			
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 1,423,393	₩ (25,578)	₩ -	₩ 1,397,815
Other accounts receivable	263,042	(2,856)	-	260,186
Accrued income	51,580	(515)	-	51,065
Advances	47,009	(861)	-	46,148
Other current assets	5,432	(1,292)	-	4,140
Long-term loans receivable	99,877	(999)	-	98,878
	₩ 1,890,333	₩ (32,101)	₩ -	₩ 1,858,232

	2004			
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 1,072,150	₩ (73,127)	₩ -	₩ 999,023
Other accounts receivable	554,436	(8,377)	(1,174)	544,885
Accrued income	12,970	(219)	-	12,751
Advances	50,650	(4,000)	-	46,650
Other current assets	2,810	(15)	-	2,795
Long-term loans receivable	52,810	(505)	-	52,305
	₩ 1,745,826	₩ (86,243)	₩ (1,174)	₩ 1,658,409

As of December 31, 2005, trade bills negotiated through banks that have not yet matured amount to approximately ₩3,059,320 million, of which US$ denominated trade bills amount to US$2,867 million (note 16).

5. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2005 and 2004, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 12 and 13, are as follows:

	2005				2004			
(in millions)	Foreign currency		Korean won equivalent		Foreign currency		Korean won equivalent	
Cash and cash equivalents	US$	19	₩	19,751	US$	65	₩	67,779
	EUR	8		9,973	EUR	11		16,072
	JP¥	110		944	JP¥	185		1,877
	Others	-		21,514	Others	-		15,229
			₩	52,182			₩	100,957
Trade accounts receivable	US$	687		695,926	US$	275		287,355
	EUR	102		122,092	EUR	16		23,126
	JP¥	826		7,101	JP¥	96		973
	GBP	41		72,091	GBP	-		844
	AUD	30		22,125	AUD	-		84
	Others	-		15,084	Others	-		1,143
			₩	934,419			₩	313,525
Other accounts receivable	US$	73		73,449	US$	128		133,168
	EUR	6		7,592	EUR	12		17,685
	Others	-		1,454	Others	-		13,993
			₩	82,495			₩	164,846
Refundable deposits	US$	2		1,666	US$	2		1,913
	JP¥	58		500	JP¥	58		587
	Others	-		196	Others	-		371
			₩	2,362			₩	2,871
Trade accounts payable	US$	1,068		1,081,884	US$	609		635,306
	JP¥	3,701		31,827	JP¥	12,036		121,816
	EUR	19		22,040	EUR	13		17,916
	Others	-		703	Others	-		279
			₩	1,136,454			₩	775,317
Other accounts payable	US$	220		222,365	US$	127		132,399
	EUR	49		58,982	EUR	22		30,704
	JP¥	957		8,230	JP¥	441		4,467
	AUD	5		3,828	AUD	4		2,946
	CAD	2		1,761	CAD	1		1,114
	Others	-		15,275	Others	-		11,715
			₩	310,441			₩	183,345
Accrued expenses	US$	198		201,025	US$	36		37,593
	JP¥	7		56	JP¥	-		-
	Others	-		-	Others	-		640
			₩	201,081			₩	38,233

6. Inventories

Inventories as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005 Acquisition cost	2005 Inventory valuation allowance	2005 Carrying value	2004 Carrying value
Merchandise	₩ 34,041	₩ (1,825)	₩ 32,216	₩ 28,213
Finished products	516,507	(29,640)	486,867	608,420
Work-in-process	350,312	(497)	349,815	313,023
Raw materials	438,022	(23,544)	414,478	589,463
Parts and supplies	129,304	(4,347)	124,957	135,912
	₩ 1,468,186	₩ (59,853)	₩ 1,408,333	₩ 1,675,031

See Note 10 for inventories insured against various property risks.

7. Short-Term Investments and Long-Term Investment Securities

Short-term investments as of December 31, 2005, and 2004, are as follows:

(in millions of Korean won)	2005 Acquisition cost	2005 Market value	2005 Carrying value	2004 Acquisition cost	2004 Market value	2004 Carrying value
Commercial papers issued by LG Card Co., Ltd.	₩ -	₩ -	₩ -	₩ 111,876	₩ 89,501	₩ 89,501

As approved by the Board of Directors on February 6, 2004, the Company purchased LG card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. Of the total amount, ₩38,124 million was converted into equity securities in January 2005 and sold in May 2005. The remaining balance of ₩111,876 million was collected in December 2005.

Long-term investment securities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Available-for-sale securities	₩ 53,512	₩ 64,383
Held-to-maturity securities	851	851
	₩ 54,363	₩ 65,234

Available-for-sale securities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005 Acquisition cost	2005 Net asset value/Market value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value/Market value	2004 Carrying value
Marketable equity securities							
Nara Mold & Die Co., Ltd.	12.57	₩ 812	₩ 5,087	₩ 5,087	₩ 812	₩ 2,918	₩ 2,918
Tube Media Co., Ltd. [4]	-	-	-	-	142	604	604
Odicorp Co., Ltd.	8.83	318	1,556	1,556	318	1,568	1,568
Vodavi Technology Inc. [3]	-	-	-	-	2,928	6,761	6,761
Hutchison Telephone [4]	-	-	-	-	3,462	3,622	3,622
ADP Engineering Co., Ltd. [5]	7.03	75	7,992	7,992	-	-	-
Digital Device, Inc. [7]	0.98	229	215	215	-	-	-
IDS. [5, 7]	4.22	608	4,946	4,946	-	-	-
		2,042	19,796	19,796	7,662	15,473	15,473
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	750	245	245	854	245
Castec Korea Co., Ltd.	5.00	182	766	182	182	859	182
Msoltech [1]	10.00	635	-	-	635	-	-
AL Tech Inc.	8.19	589	247	589	589	272	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,339	1,852	1,852	1,230	1,852
Association of Electronics Environment	36.04	4,698	5,127	4,698	4,698	4,309	4,698
Temco, Inc. [1]	13.04	1,200	-	-	1,200	1,200	1,200
Netgenetech. Co., Ltd.	7.50	176	215	176	176	35	176
Manager Society, Inc.	3.70	200	5	200	200	14	200
Silicon Works[4]	-	-	-	-	501	504	501
LG fund for small and medium Enterprises [3]	-	-	-	-	2,500	2,435	2,500
TU Media Corp.	2.98	6,500	3,158	6,500	6,500	5,765	6,500
Eonex Technologies,Inc. [6, 7]	2.64	2,680	1,286	2,680	600	600	600
ADS Technologies Co., Ltd. [6]	15.00	150	150	150	-	-	-
Planet [7]	9.18	574	194	574	69	69	69
Neo-Cyon, Inc. [4, 7]	-	-	-	-	60	60	60
Micro Circuit Technology CO.,LTD [7]	4.05	700	779	700	-	-	-
Reakosys Inc. [7]	8.04	569	578	569	-	-	-
Pentamicro Inc. [7]	9.10	526	236	526	-	-	-
Microgate, Inc. [7]	9.49	500	191	500	-	-	-
Bigbeam [7]	9.76	500	481	500	-	-	-
XcureNet [7]	6.26	438	230	438	-	-	-
ATMS Co., Ltd. [7]	5.20	438	294	438	-	-	-
shinAn SNP Co.,Ltd. [7]	5.29	473	433	473	-	-	-
IND Tek Inc. [7]	7.77	300	349	300	-	-	-
Amtel Corp. [7]	7.41	300	180	300	-	-	-
Maxwave [7]	16.02	250	138	250	-	-	-
Pulsus Technologies, Inc. [7,9]	-	121	112	121	-	-	-
Meksan Co., Ltd. [7,9]	-	69	101	69	-	-	-
iTEC technologies Ltd. [7]	5.26	68	81	68	-	-	-
Macro Image Technology, Inc.[7]	1.81	64	77	64	-	-	-
Display Technology Ltd. [7,9]	-	53	53	53	-	-	-
Plushub, Inc. [7]	12.03	47	47	47	-	-	-
3ALogics Inc.[7]	10.00	32	52	32	-	-	-
PaxComm, Inc [7]	4.00	9	9	9	-	-	-
Comtecs Cor., Ltd [7]	1.27	5	5	5	-	-	-
Interactivy Co., Ltd.[7]	2.21	5	10	5	-	-	-
JMP Systems Co., Ltd. [1, 7]	18.75	-	-	-	-	-	-
Rapidus, Inc. [1, 7,9]	-	-	-	-	-	-	-
NARA M Tech, Inc.[6]	19.90	597	597	597	-	-	-
Others	-	2,641	717	717	3,525	1,491	1,491

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005 Acquisition cost	2005 Net asset value/Market value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value/Market value	2004 Carrying value
Overseas companies							
Erlang Technology Inc. [1]	6.90	1,129	-	-	1,129	-	-
Neopoint Inc. [1,8]	-	-	-	-	1,604	-	-
E2OPEN.COM [1]	3.64	15,694	-	-	15,694	-	-
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990
Monet Mobile Networks [1]	1.90	1,299	-	-	1,299	-	-
SUNPOWER.INC	10.35	1,257	169	1,257	1,257	231	1,257
Others	-	601	507	507	507	507	507
		53,356	24,653	31,381	50,012	25,425	27,617
Debt securities							
Bonds issued by the government [8]		-	-	-	27	27	27
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204
Commercial papers issued by LG Card Co., Ltd [2]		-	-	-	38,124	19,062	19,062
Convertible bonds issued by Rapidus, Inc [1,7]		-	-	-	-	-	-
Convertible bonds issued by Pentamicro Inc. [7]		131	131	131	-	-	-
		2,335	2,335	2,335	40,355	21,293	21,293
		₩ 57,733	₩ 46,784	₩ 53,512	₩ 98,029	₩ 62,191	₩ 64,383

1 Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2005.

2 In January 2005, the commercial papers of LG Card Co., Ltd. as of December 31, 2004, were converted into equity securities of LG Card. In May 2005, the Company sold these investment securities and recorded a gain on disposal of investment securities of ₩17,116 million.

3 In 2005, the investments were reclassified as equity method investment securities.

4 In 2005, the Company sold the investment securities.

5 In 2005, ADP Engineering Co., Ltd. listed its common stock on the KOSDAQ market.

6 New or additional investments made for the year ended December 31, 2005.

7 In 2005, the Company newly or additionally acquired the investment due to the liquidation of STIC Ventures Co., Ltd.

8 In 2005, Neopoint, Inc. was liquidated and bonds issued by government were sold.

9 The investment securities were in the form of preferred stocks, the shareholders of which have no voting rights.

As of December 31, 2005 and 2004, held-to-maturity securities consist of the following:

(in millions of Korean won)	2005		2004	
Subordinated bonds of ABN-AMRO ABCP	₩	807	₩	807
Others		44		44
	₩	851	₩	851

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)

	2005				2004			
Maturity	Available-for-sale securities		Held-to-maturity securities		Available-for-sale securities		Held-to-maturity securities	
Over one year through five years	₩	2,335	₩	807	₩	21,293	₩	807
Over five years through ten years		-		44		-		44
	₩	2,335	₩	851	₩	21,293	₩	851

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for the years ended December 31, 2005 and 2004, are as follows (Note 20):

(in millions of Korean won)	January 1, 2005	Gain (loss)	Disposal	Tax effect	December 31, 2005
Nara Mold & Die Co., Ltd.	₩ 2,107	₩ 2,169	₩ -	₩ (1,176)	₩ 3,100
Tube Media Co., Ltd.	462	331	793	-	-
Odicorp Co., Ltd. (formerly Jindoo Network Inc.)	1,250	(11)	-	(341)	898
Vodavi Technology Inc.	3,833	-	3,833	-	-
Hutchison Telephone Co., Ltd	160	-	160	-	-
ADP Engineering Co., Ltd.	-	7,917	-	(2,177)	5,740
LG Card Co., Ltd.	-	13,804	13,804	-	-
Digital Device, Inc.	-	(14)	-	4	(10)
IDS	-	4,338	-	(1,193)	3,145
Others	-	52	-	-	52
	₩ 7,812	₩ 28,586	₩ 18,590	₩ (4,883)	₩ 12,925

(in millions of Korean won)	January 1, 2004	Gain (loss)	Disposal	December 31, 2004
KT Corp.	₩ (22,184)	₩ -	₩ (22,184)	₩ -
Nara Mold & Die Co., Ltd.	2,187	(80)	-	2,107
Voiceware Co., Ltd.	1,157	(473)	222	462
Jindoo Network Inc.	-	1,250	-	1,250
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	-
Vodavi Technology Inc.	3,063	770	-	3,833
Hutchison Telephone Company Limited	-	160	-	160
E2OPEN.COM	-	(15,190)	(15,190)	-
Bonds issued by the Korean Government	(241)	-	(241)	-
	₩ (92,012)	₩ 9,971	₩ (89,853)	₩ 7,812

Interest income from investment in securities amounts to ₩ 6,435 million for the year ended December 31, 2005.

8. Equity Method Investments

Equity method investments as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31,2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
Domestic companies							
LG Micron Ltd.	36.00	₩ 68,100	₩ 131,562	₩ 111,172	₩ 68,100	₩ 120,716	₩ 111,651
LG Innotek Co., Ltd.	69.80	59,619	165,662	169,732	59,308	148,963	154,651
Hankuk Electric Glass Co., Ltd.	20.00	119,282	121,295	111,087	119,282	140,549	125,082
LG.Philips LCD Co., Ltd. [10]	37.90	679,218	2,888,014	2,765,005	726,169	2,572,987	2,399,076
LG IBM PC Co., Ltd. [7]	-	-	-	-	11,907	16,689	16,522
Hi Plaza Inc.	100.00	100,511	115,165	106,864	100,511	108,965	99,275
STIC Ventures Co., Ltd. [11]	-	-	-	-	28,200	28,264	28,264
Hi Business Logistics [4]	100.00	8,000	12,096	12,166	4,500	6,115	6,114
LG fund for small and medium Enterprises [2,6]	50.00	5,000	5,000	5,000	-	-	-
Blue Ocean Investment Fund [2]	83.33	5,000	5,000	5,000	-	-	-
LG-Nortel Co., Ltd [12]	50.00	153,254	157,860	141,746	-	-	-
		1,197,984	3,601,654	3,427,772	1,117,977	3,143,248	2,940,635
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [2]	100.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	22,410	30,643	7,684	22,350	30,823
LG Electronics Austria GmbH (LGEAG) [2]	100.00	116	116	116	116	116	116
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	17,040	16,271	3,746	15,508	11,438
LG Electronics Antwerp Logistics N.V. (LGEAL) [8]	100.00	-	-	-	967	1,637	356
LG Electronics Australia Pty, Ltd. (LGEAP) [1]	100.00	1,558	1,307	-	1,558	7,305	-
LG Electronics Argentina S.A. (LGEAR) [13]	100.00	-	-	-	7,410	-	-
Arcelik-LG Klima Sanayive Ticaret A.S. (LGEAT)	50.00	14,718	26,485	24,700	14,718	21,869	20,621
LG Electronics Colombia, Ltda. (LGECB)	100.00	3,330	9,943	6,745	3,330	5,038	3,786
LG Electronics China Co., Ltd. (LGECH) [1]	100.00	56,308	15,281	-	56,154	22,484	-
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	19,125	12,542	13,779	16,562	9,888
LG Electronics Inc. Chile Limitada (LGECL)	100.00	5,856	8,279	6,612	5,856	7,659	6,960

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics Czech S.R.O. (LGECZ) [8]	100.00	-	-	-	6,534	6,993	6,106
LG Electronics Deutschland GmbH (LGEDG) [8]	100.00	-	-	-	26,938	24,465	9,370
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	64,074	50,515	32,085	66,687	48,348
LG Electronics Design Tech, Ltd. (LGEDT) [2, 11]	-	-	-	-	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	2,144	3,194	4,382	1,467	3,032
LG Electronics Egypt S.A.E. (LGEEG)	84.00	2,860	1,911	1,791	2,860	1,603	1,085
LG Electronics Espana S.A. (LGEES) [8]	100.00	-	-	-	17,408	13,368	-
LG Goldstar France S.A.R.L. (LGEFS) [8]	100.00	-	-	-	7,139	952	-
LG Electronics Gulf FZE (LGEGF)	100.00	8,312	8,740	6,439	8,312	7,918	4,522
LG Electronics HK Limited (LGEHK) [4]	100.00	9,398	7,858	7,433	4,316	4,445	4,445
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) [4]	70.00	7,608	6,585	6,184	4,031	3,087	3,037
LG Electronics Hellas S.A. (LGEHS) [8]	100.00	-	-	-	6,063	6,820	5,402
LG Electronics Huizhou Inc. (LGEHZ)	80.00	1,277	24,859	16,931	1,277	28,405	22,038
LG Electronics India Pvt. Ltd. (LGEIL)	100.00	38,476	148,173	144,433	38,476	120,896	121,544
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	14,569	15,776	29,431	18,560	18,052
LG Electronics Italy S.P.A. (LGEIS) [8]	100.00	-	-	-	28,170	21,075	8,047
LG Electronics Japan Inc. (LGEJP)	100.00	12,978	2,044	1,720	12,978	1,954	583
Kunshan LGMS Computer Co., Ltd. (LGEKS)	100.00	2,649	3,573	3,743	2,649	3,027	2,649
LG Electronics Mlawa SP.Zo.O. (LGEMA) [4]	100.00	92,401	91,595	88,422	36,024	48,791	45,869
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	2,216	807	3,352	3,806	1,171
LG Electronics Middle East Co., Ltd. (LGEME) [2]	100.00	462	462	462	462	462	462
Goldstar Mobilecomm France SASU (LGEMF) [2]	100.00	5,621	5,621	5,621	5,621	5,621	5,621

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005			2004		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG-MECA Electronics Haiphong, Inc. (LGEMH) [9]	-	-	-	-	1,690	3,007	2,782
LG Electronics Magyar Kft. (LGEMK) [8]	100.00	-	-	-	5,575	9,170	3,991
LG Electronics (M) SDN.BHD (LGEML)	100.00	7,869	6,944	6,791	7,869	7,869	7,869
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	100.00	51,811	7,305	2,823	31,439	4,928	1,066
LG Electronics Mexico S.A. de C.V. (LGEMS)	100.00	13,575	28,675	25,982	13,575	23,076	21,169
LG MITR Electronics Co., Ltd. (LGEMT) [1,4]	100.00	22,838	2,613	-	15,925	10,447	6,098
LG Electronics North of England Ltd. (LGENE) [3]	100.00	11,229	-	-	11,229	9,981	10,052
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	100.00	13,241	11,876	3,732	13,241	(1,822)	5,057
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	9,367	17,242	6,730	9,367	20,516	16,518
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	100.00	23,524	621	1,389	23,524	1,713	3,000
LG Electronics Polska SP.Zo.O. (LGEPL) [8]	100.00	-	-	-	4,117	11,217	9,000
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	7,596	16,910	10,006	7,596	12,672	11,843
LG Electronics Peru S.A. (LGEPR)	100.00	7,699	2,344	1,205	7,699	3,744	2,784
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	10,272	11,741	2,333	6,144	3,755
LG Electronics Portugal (LGEPT) [8]	100.00	-	-	-	20,927	20,338	17,528
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	3,284	8,652	6,942	3,284	7,160	6,587
LG Electronics RUS, LLC (LGERA) [2,4]	100.00	10,621	10,621	10,621	5,411	5,411	5,411
LG Electronics Russia Inc. (LGERI)	95.00	391	10,719	10,719	391	9,785	9,785
LG Electronics Romania S.R.L (LGERO) [8]	100.00	-	-	-	7,350	8,427	8,256
LG Electronics S.A. Pty Ltd. (LGESA) [4]	100.00	13,525	34,831	30,415	3,382	33,045	29,028
LG Electronics Service Europe Netherlands B.V. (LGESE) [8]	100.00	63,423	146,216	77,590	10,470	14,372	-
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,899	10,458	6,717	4,899	9,170	7,704
LG Electronics Singapore Pte Ltd. (LGESL) [5]	100.00	7,027	4,593	3,888	-	-	-
LG Electronics de Sao Paulo Ltd. (LGESP) [4]	100.00	79,106	178,148	162,072	28,481	78,801	68,234
LG Electronics Sweden AB (LGESW) [8]	100.00	-	-	-	5,668	5,780	2,581

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics Shenyang Inc. (LGESY)	78.87	11,267	23,316	12,930	11,267	16,765	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	115,747	98,470	42,948	109,743	100,046
LG Electronics Thailand Co., Ltd. (LGETH)	100.00	13,546	30,165	35,706	3,407	21,650	21,708
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	79,795	38,637	35,349	59,205	16,369	27,001
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	99.94	19,846	12,608	12,214	19,846	12,174	10,935
LG Electronics United Kingdom Ltd. (LGEUK) [8]	100.00	-	-	-	34,723	7,501	-
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	148,109	187,653	111,508	148,109	134,835	108,995
LG Electronics Vietnam Co., Ltd. (LGEVN)	100.00	8,937	10,897	9,500	6,035	9,846	8,546
LG Electronics Wales Ltd. (LGEWA) [1,8]	100.00	-	-	-	963,757	149,207	69,650
LG Electronics Wroclaw Sp.Zo.o. (LGEWR) [5]	100.00	1,004	1,004	1,004	-	-	-
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) [1]	54.00	10,501	10,529	-	10,188	11,067	6,821
Kunshan LGMS Computer Co., Ltd. (LGMSK) [11]	-	-	-	-	1,690	1,690	1,690
LG Soft India PVT, Ltd. (LGSI)	100.00	5,084	10,078	11,368	5,084	7,543	9,338
EIC Properties PTE, Ltd.	38.20	9,636	2,094	2,094	9,636	2,198	2,198
LG Infocomm Thailand, Inc. (LGICTH)[12]	-	-	-	-	3,246	5,651	4,094
Vietnam Korea Exchange, Ltd. (V.K.X.)[12]	-	-	-	-	1,736	2,040	2,064
LG TOPS	-	-	-	-	2,699	902	930
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. [2]	53.00	878	878	878	824	824	824
LGE (China) R&D Center	100.00	8,201	6,929	6,929	8,201	6,544	6,544
Electromagnetica Goldstar S.R.L. [2]	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd.	42.74	72,194	49,254	49,760	68,487	51,711	52,279
Triveni Digital Inc. [2]	87.20	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd. [2]	100.00	2,720	2,720	2,720	2,720	2,720	2,720
LG Holdings (HK) Ltd.	31.82	53,378	27,271	22,859	53,378	46,437	42,906
Qingdao LG Langchao Digital Communication Co., Ltd.	60.00	8,749	9,939	3,338	8,749	8,215	3,910

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2005	2005 Acquisition cost	2005 Net asset value	2005 Carrying value	2004 Acquisition cost	2004 Net asset value	2004 Carrying value
LG Electronics RUS-Marketing, LLC (LGERM) [2,5]	100.00	204	204	204	-	-	-
Hi Ligistics China Company Limited [5]	100.00	1,294	5,283	1,321	-	-	-
Vodavi Technology Inc. [6,12]	-	-	-	-	-	-	-
LG Electronics Overseas Trading FZE(Dubai) [5]	100.00	311	1,991	2,435	-	-	-
		1,212,831	1,563,131	1,253,534	2,108,689	1,454,999	1,155,628
		₩2,410,815	₩5,164,785	₩4,681,306	₩3,226,666	₩4,598,247	₩4,096,263

1 The equity method of accounting has been suspended due to the investee's accumulated losses.

2 The equity method was suspended for investments in small-sized subsidiaries and affiliates whose total assets as of the previous year end amounted to less than ₩7,000 million, or which have just been established in 2005, in accordance with accounting principles generally accepted in the Republic of Korea.

3 The operations of this subsidiary were suspended as of December 31, 2005.

4 In 2005, the Company purchased additional shares of these subsidiaries.

5 This subsidiary was established in 2005.

6 In 2005, the investments were reclassified into equity method investment securities.

7 The Company and IBM Korea Inc. dissolved their joint venture company, LG IBM PC Co., Ltd. and on January 1, 2005, the Company absorbed a portion of the PC division from the dissolved joint venture.

8 In 2005, the Company contributed these securities as investment in kind to LG Electronics Service Europe Netherlands B.V. (LGESE) which became the holding company for most of the European subsidiaries.

9 In 2005, this subsidiary was merged with LG Electronics Vietnam Co., Ltd. (LGEVN)

10 In 2005, the Company sold 9,375,000 shares of LG.Philips LCD Co., Ltd. at ₩44,077 per share, with total proceeds of ₩413,224 million. The said shares had a book value of ₩153,143 million with related capital adjustment before disposal of ₩19,508 million. The resulting gain on the sale, recorded as a capital adjustment, amounted to ₩202,702 million, net of income tax of ₩76,887 million. The Company's percentage of ownership in LG.Philips LCD Co., Ltd decreased from 41.7% to 37.9% because the Company did not participate in issuance of stock for LG.Philips LCD Co., Ltd. A valuation gain of ₩314,416 million for the year ended December 31, 2005 was made using the equity method, due to the change in percentage of ownership was recorded as capital adjustments.

11 In 2005, this subsidiary was liquidated.

12. In 2005, the Company either contributed the securities of LGICTH, V.K.X, GNTel Co., Ltd, and Vodavi Technology Inc. as investment in kind or transferred them to the joint venture between the Company and Nortel Corporation. In return, the Company received shares of the joint venture, LG-Nortel Co., Ltd.

13. In 2005, the Company contributed this security as investment in kind to LGECL.

The equity method of accounting is applied based on the affiliates' most recent available financial statements, some of which have not been audited.

For the year ended December 31, 2005, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

(in millions of Korean won)	January 1, 2005	Addition	Amortization	December 31, 2005
Domestic companies				
LG Micron Ltd.	₩ 2,064	₩ -	₩ (590)	₩ 1,474
LG Innotek Co., Ltd.	378	-	(151)	227
Hi Plaza Inc.	(1,587)	-	688	(899)
Hankuk Electric Glass Co., Ltd.	(13,608)	-	3,402	(10,206)
LG-Nortel Co., Ltd.	-	406	(13)	393
	(12,753)	406	3,336	(9,011)
Overseas companies				
LG Electronics India Pvt. Ltd. (LGEIL)	4,201	-	(1,680)	2,521
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	2,291	-	(2,291)	-
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	8,037	-	(2,679)	5,358
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,161	-	(739)	1,422
LG Electronics Wales Ltd. (LGEWA)	(70,377)	-	63,593	(6,784)
LG Software PVT, LTD. (LGSI)	1,795	-	(506)	1,289
LG Holdings (HK) Ltd.	4,660	-	(1,864)	2,796
Vodavi Technology Inc.	-	3,775	(3,775)	-
Others	3,462	(57)	(993)	2,412
	(43,770)	3,718	49,066	9,014
	₩ (56,523)	₩ 4,124	₩ 52,402	₩ 3

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee were as follows:

(in millions of Korean won)	January 1, 2004	Addition	Amortization	December 31, 2004
Domestic companies				
LG Micron Ltd.	₩ 2,653	₩ -	₩ (589)	₩ 2,064
LG Innotek Co., Ltd.	528	-	(150)	378
Hi Plaza Inc.	(2,275)	-	688	(1,587)
Hankuk Electric Glass Co., Ltd.	-	(17,010)	3,402	(13,608)
	906	(17,010)	3,351	(12,753)
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(775)	-	775	-
LG Electronics Service Europe Netherlands B.V. (LGESE)	(53)	-	53	-
LG Electronics Shenyang Inc. (LGESY)	228	-	(152)	76
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	10,716	-	(2,679)	8,037
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,901	-	(740)	2,161
LG Electronics Wales Ltd. (LGEWA)	(125,599)	8,304	46,918	(70,377)
Others	18,169	3,858	(5,694)	16,333
	(94,413)	12,162	38,481	(43,770)
	₩ (93,507)	₩ (4,848)	₩ 41,832	₩ (56,523)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2005, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
Domestic companies					
LG Micron Ltd.	₩ 285	₩ (11,015)	₩ (6)	₩ -	₩ (10,736)
LG Innotek Co., Ltd.	(1,741)	(38)	-	-	(1,779)
LG.Philips LCD Co., Ltd.	276	(22,814)	28,751	-	6,213
LG IBM PC Co., Ltd.	124	3	-	-	127
Hankuk Electric Glass Co., Ltd.	1,856	-	-	-	1,856
Hi Plaza Inc.	725	(25)	-	-	700
Hi Business Logistics	1	-	-	-	1
GNTel Co., Ltd	-	569	-	-	569
LG-Nortel Co., Ltd	(2,202)	(14,304)	-	-	(16,506)
	(676)	(47,624)	28,745	-	(19,555)
Overseas companies					
LG Electronics China Co., Ltd. (LGECH)	(10,962)	353	-	-	(10,609)
LG Electronics Espana S.A. (LGEES)	810	-	-	-	810
LG Electronics Huizhou Inc. (LGEHZ)	(2,291)	(64)	-	-	(2,355)
LG Electronics India Pvt. Ltd. (LGEIL)	(1,824)	86	-	-	(1,738)
LG Electronics Italy S.P.A. (LGEIS)	62	-	-	-	62
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(605)	347	-	-	(258)
LG Electronics (Nanjing) Plasma Co., Ltd. (LGENP)	(515)	224	-	-	(291)
LG Electronics Service Europe Netherlands B.V. (LGESE)	38,471	(10)	-	-	38,461
LG Electronics De Sao Paulo Ltd. (LGESP)	(4,687)	(855)	-	-	(5,542)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(1,842)	689	-	-	(1,153)
LG Electronics U.S.A., Inc. (LGEUS)	(32,440)	(1,322)	-	-	(33,762)
LG Electronics Wales Ltd. (LGEWA)	5,691	(76)	-	-	5,615
Langcho LG Digital Mobile Communication Co., Ltd. (LGEYT)	(6,262)	(282)	-	-	(6,544)
Others	15,901	1,853	-	-	17,754
	(493)	943	-	-	450
	₩ (1,169)	₩ (46,681)	₩ 28,745	₩ -	₩ (19,105)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the year ended December 31, 2004, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

(in millions of Korean won)	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
Domestic companies					
LG Micron Ltd.	₩ (1,600)	₩ (4,921)	₩ -	₩ -	₩ (6,521)
LG Innotek Co., Ltd.	4,136	(177)	-	-	3,959
LG.Philips LCD Co., Ltd.	1,722	(13,975)	38,498	-	26,245
LG IBM PC Co., Ltd.	2,313	9	-	-	2,322
Hankuk Electric Glass Co., Ltd.	(1,858)	-	-	-	(1,858)
Hi Plaza Inc.	7,760	(1)	-	-	7,759
Hi Business Logistics	(1)	-	-	-	(1)
	12,472	(19,065)	38,498	-	31,905
Overseas companies					
LG Electronics China Co., Ltd. (LGECH)	(12,263)	(762)	-	-	(13,025)
LG Electronics Espana S.A. (LGEES)	(6,242)	-	-	-	(6,242)
LG Electronics Huizhou Inc. (LGEHZ)	3,378	39	-	-	3,417
LG Electronics India Pvt. Ltd. (LGEIL)	312	(334)	-	-	(22)
PT LG Electronics Indonesia (LGEIN)	2,565	(106)	-	-	2,459
LG Electronics Italy S.P.A. (LGEIS)	(6,487)	-	-	-	(6,487)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(174)	(32)	-	-	(206)
LG Electronics Service Europe Netherlands B.V. (LGESE)	4,901	-	-	-	4,901
LG Electronics Shenyang Inc. (LGESY)	3,770	(273)	-	-	3,497
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	8,080	300	-	-	8,380
LG Electronics U.S.A., Inc. (LGEUS)	(3,689)	(1,074)	-	(38,336)	(43,099)
LG Electronics Wales Ltd. (LGEWA)	1,989	(200)	-	-	1,789
Others	3,689	(1,218)	-	-	2,471
	(171)	(3,660)	-	(38,336)	(42,167)
	₩ 12,301	₩ (22,725)	₩ 38,498	₩ (38,336)	₩ (10,262)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	December 31, 2005
Domestic companies				
LG Micron Ltd.	₩ 111,651	₩ 2,299	₩ (2,778)	₩ 111,172
LG Innotek Co., Ltd.	154,651	18,872	(3,791)	169,732
Hankuk Electric Glass Co., Ltd.	125,082	(10,873)	(3,122)	111,087
LG.Philips LCD Co., Ltd.	2,399,076	178,624	187,305	2,765,005
LG IBM PC Co., Ltd.	16,522	(2,489)	(14,033)	-
Hi Plaza Inc.	99,275	7,589	-	106,864
STIC Ventures Co., Ltd	28,264	(4,384)	(23,880)	-
Hi Business Logistics	6,114	2,528	3,524	12,166
LG-Norte Co., Ltd.	-	(11,276)	153,022	141,746
Others	-	-	10,000	10,000
	2,940,635	180,890	306,247	3,427,772
Overseas companies				
LG Electronics Huizhou Inc. (LGEHZ)	22,038	(3,825)	(1,282)	16,931
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	16,518	(9,664)	(124)	6,730
LG Electronics Shenyang Inc. (LGESY)	13,474	14	(558)	12,930
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	100,047	(674)	(903)	98,470
Taizhou LG-Chunlan Home Appliance Co., Ltd (LGETR)	27,001	(9,884)	18,232	35,349
LG Electronics India Pvt. Ltd. (LGEIL)	121,544	31,696	(8,807)	144,433
PT LG Electronics Display Device Indonesia (LGEDI)	48,348	4,458	(2,291)	50,515
LG Electronics U.S.A., Inc. (LGEUS)	108,996	(9,323)	11,835	111,508
LG Electronics Wales Ltd. (LGEWA)	69,650	(69,650)	-	-
LG Electronics Service Europe Netherland B.A. (LGESE)	-	43,962	33,628	77,590
LG Electronics Mlawa SP.Zo.O. (LGEMA)	45,869	(4,495)	47,048	88,422
LG Electronics Mexico S.A. De C.V. (LGEMS)	21,169	4,172	641	25,982
LG Electronics de Sao Paulo Ltda. (LGESP)	68,234	25,676	68,162	162,072

(in millions of Korean won)	January 1, 2005	Equity in earnings (losses) of affiliates, net	Others	December 31, 2005
SLD Telecom Pte. Ltd.	52,279	(4,563)	2,044	49,760
LG Holdings (HK) Ltd.	42,906	(18,537)	(1,510)	22,859
Others	397,555	(4,076)	(43,496)	349,983
	1,155,628	(24,713)	122,619	1,253,534
	₩ 4,096,263	₩ 156,177	₩ 428,866	₩ 4,681,306

Changes in investments in subsidiaries and affiliates accounted for using the equity method for year ended December 31, 2004, were as follows:

(in millions of Korean won)	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	December 31, 2004
Domestic companies				
LG Micron Ltd.	₩ 86,070	₩ 14,226	₩ 11,355	₩ 111,651
LG Sports Ltd.	1,204	34	(1,238)	-
LG Innotek Co., Ltd.	137,039	17,565	47	154,651
Hankuk Electric Glass Co., Ltd.	-	7,301	117,781	125,082
LG.Philips LCD Co., Ltd.	1,259,904	836,373	302,799	2,399,076
LG IBM PC Co., Ltd.	14,548	6,376	(4,402)	16,522
Hi Plaza Inc.	60,806	8,906	29,563	99,275
STIC Ventures Co., Ltd.	28,200	20,153	(20,089)	28,264
Hi Business Logistics	4,500	1,626	(12)	6,114
	1,592,271	912,560	435,804	2,940,635
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	53,116	11,005	(64,121)	-
LG Electronics Huizhou Inc. (LGEHZ)	19,943	7,355	(5,260)	22,038
LG Electronics India Pvt. Ltd. (LGEIL)	113,063	25,791	(17,310)	121,544
PT LG Electronics Indonesia (LGEIN)	23,867	(73)	(5,742)	18,052
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	15,860	2,624	(1,966)	16,518
LG Electronics Service Europe Netherlands B.V. (LGESE)	20,203	(11,849)	(8,354)	-
LG Electronics Shenyang Inc. (LGESY)	11,831	4,805	(3,162)	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	106,851	10,964	(17,768)	100,047
LG Electronics U.S.A., Inc. (LGEUS)	42,594	(5,665)	72,067	108,996
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	51,842	(20,273)	(4,568)	27,001
LG Electronics Wales Ltd. (LGEWA)	-	(138,790)	208,440	69,650
Others	570,438	(33,537)	121,407	658,308
	1,029,608	(147,643)	273,663	1,155,628
	₩ 2,621,879	₩ 764,917	₩ 709,467	₩ 4,096,263

A summary of financial information of major equity method investees as of and for the year ended December 31, 2005, follows:

(in millions of Korean won)	Total assets	Total liabilities	Net assets	Sales	Net income (loss)
LG.Philips LCD Co., Ltd.	₩ 12,995,915	₩ 5,320,319	₩7,675,596	₩ 8,890,155	₩ 517,012
LG Micron Ltd.	839,758	474,268	365,490	745,377	37,725
LG Innotek Co., Ltd.	401,148	163,813	237,335	940,014	30,760
Hi Plaza Inc.	178,518	63,353	115,165	596,508	6,271
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	712,645	572,825	139,820	1,258,147	11,035
LG Electronics India Pvt. Ltd. (LGEIL)	504,225	356,052	148,173	1,368,622	35,115
LG Electronics de Sao Paulo Ltda. (LGESP)	287,556	188,663	98,893	668,986	8,843

As of December 31, 2005, the market values of marketable equity method investments are as follows:

	Number of shares owned	Market price per share (in won)	Market value (in millions)	Book value (in millions)
LG.Philips LCD Co., Ltd.	135,625,000	₩ 42,950	₩ 5,825,094	₩ 2,765,005
LG Micron Ltd.	2,699,702	65,900	177,910	111,172
Hankuk Electric Glass Co., Ltd.	1,614,675	34,000	54,899	111,087

The changes in the respective accumulated losses of equity method investees from which the application of the equity method of accounting has been suspended due to their accumulated losses for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2004 Accumulated losses	Increase (Decrease)	2005 Accumulated losses	2005 Accumulated capital adjustment[1]
LG Electronics Australia PTY., Ltd. (LGEAP)	₩ 4,141	₩ 302	₩ 4,443	₩ (875)
LG Electronics China Co., Ltd. (LGECH)	18,397	31,898	50,295	-
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	-	198	198	-
LG MITR Electronics Co., Ltd. (LGEMT)	-	-	-	(7,406)
LG Electronics Service Europe Netherland B.A (LGESE)	22,566	(22,566)	-	-
LG Electronics Espana S.A.(LGEES) (Subsidiary of LGESE)	4,138	(4,138)	-	-
LG Goldstar France S.A.R.L (LGEFS) (Subsidiary of LGESE)	1,040	(1,040)	-	-
LG Electronics U.K. Ltd.(LGEUK) (Subsidiary of LGESE)	3,990	(3,990)	-	-
LG Electronics Wales Ltd. (LGEWA) (Subsidiary of LGESE)[2]	-	412,863	412,863	(106,898)
LG Electronics MobileComm U.S.A. Inc. (LGEMU) (Subsidiary of LGEUS)	9,874	(9,874)	-	(293)
	₩ 64,146	₩ 403,653	₩ 467,799	₩ (115,472)

[1] Negative numbers represent negative capital adjustment from the application of the equity method of accounting.

[2] The amounts include the accumulated losses on LG.Philips Display Holdings B.V. from the application of the equity method of accounting.

For the year ended December 31, 2005, the following adjustments were made on the equity method investees to reconcile the differences in accounting policies between the Company and equity method investees:

(in millions of Korean won)	Adjustment	Amount
LG.Philips LCD Co., Ltd.	Adjustment capitalized interest expense to expense as incurred	₩ 21,037
LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred	6,800
Subsidiary of LG Holdings (HK) Ltd.	Adjustment capitalized interest expense to expense as incurred	1,010

9. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	Balance at January 1, 2005	Acquisitions and capital expenditure	Transfer-in (out)[1]	Disposals	Depreciation	Balance at December 31, 2005	Accumulated depreciation at December 31, 2005
Land	₩ 700,652	₩ 21,775	₩ 76,843	₩ (19,197)	₩ -	₩ 780,073	₩ -
Buildings	1,115,424	116,250	409,481	(14,280)	(36,352)	1,590,523	217,433
Structures	73,512	18,382	7,781	(436)	(6,138)	93,101	42,697
Machinery and equipment	754,610	220,218	238,991	(51,006)	(239,745)	923,068	881,695
Tools	425,290	154,568	89,933	(14,978)	(273,859)	380,954	528,386
Furniture and fixtures	230,695	89,786	6,056	(51,668)	(86,850)	188,019	332,323
Vehicles	7,413	2,220	2,361	(251)	(2,739)	9,004	11,693
Standing timber	4,482	-	-	(107)	-	4,375	-
Construction-in-progress	309,303	625,702	(762,181)	-	-	172,824	-
Machinery-in-transit	8,168	66,043	(65,848)	-	-	8,363	-
Total	₩ 3,629,549	₩ 1,314,944	₩ 3,417	₩ (151,923)	₩ (645,683)	₩ 4,150,304	₩ 2,014,227

1 Includes the amounts resulting from the absorption of a portion of the PC division of LG IBM PC Co., Ltd. and the amounts related to the accrued severance benefits of personnel involved in construction.

Changes in property, plant and equipment for the year ended December 31, 2004, were as follows:

(in millions of Korean won)	Balance at January 1, 2004	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at December 31, 2004	Accumulated depreciation at December 31, 2004
Land	₩ 707,683	₩ 465	₩ 4	₩ (3,018)	₩ -	₩ 705,134	₩ -
Buildings	905,935	23,563	219,662	(4,530)	(29,206)	1,115,424	185,867
Structures	65,577	4,965	8,565	(694)	(4,901)	73,512	37,156
Machinery and equipment	634,708	177,075	181,176	(23,456)	(214,893)	754,610	721,582
Tools	399,837	233,757	21,567	(106,381)	(123,490)	425,290	300,941
Furniture and fixtures	207,633	111,110	2,553	(6,823)	(83,778)	230,695	350,009
Vehicles	8,088	3,839	910	(2,733)	(2,691)	7,413	10,206
Construction-in-progress	184,926	524,891	(400,505)	(9)	-	309,303	-
Machinery-in-transit	8,333	33,768	(33,933)	-	-	8,168	-
Total	₩ 3,122,720	₩ 1,113,433	₩ (1)	₩ (147,644)	₩ (458,959)	₩ 3,629,549	₩ 1,605,761

As of December 31, 2005, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, was ₩966,773 million (2004: ₩770,545 million).

A substantial portion of property, plant and equipment as of December 31, 2005, is pledged as collateral for long-term debts up to a maximum of approximately ₩744,899 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Notes 12 and 13).

10. Insured Assets

As of December 31, 2005, inventories, and property, plant and equipment, excluding land and certain construction-in-progress, are insured against fire and other casualty losses up to approximately ₩11,984,171 million. In addition, the Company takes insurance against business interruption losses as well as losses arising from the transportation of goods.

11. Intangible Assets

Changes in intangible assets for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2005	₩ 215,974	₩ 278,825	₩ 61,804	₩ 78,929	₩ 635,532
Additions[1]	3,433	82,294	42,655	25,596	153,978
Disposals	(5)	(109,702)	(1,891)	(3,559)	(115,157)
Amortization	(35,759)	(59,167)	(41,805)	(28,919)	(165,650)
Impairment loss[2]	(89,031)	-	-	-	(89,031)
Balance as of December 31, 2005	₩ 94,612	₩ 192,250	₩ 60,763	₩ 72,047	₩ 419,672
Accumulated amortization as of December 31, 2005	₩ 116,318	₩ 171,212	₩ 248,586	₩ 101,604	₩ 637,720

[1] Includes goodwill of ₩2,596 million arising from the absorption of a portion of PC division of LG IBM PC Co., Ltd. (Note 32)

[2] In accordance with disposal and investment in kind transactions of the Systems division, related goodwill was fully expensed as impairment loss (Note 33).

Changes in intangible assets for the year ended December 31, 2004, were as follows:

(in millions of Korean won)	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2004	₩ 256,102	₩ 381,139	₩ 115,571	₩ 83,489	₩ 836,301
Additions	753	21,787	2	24,672	47,214
Disposals	(728)	(13)	(71)	(659)	(1,471)
Amortization	(40,153)	(85,983)	(53,698)	(28,573)	(208,407)
Impairment loss [1]	-	(38,105)	-	-	(38,105)
Balance as of December 31, 2004	₩ 215,974	₩ 278,825	₩ 61,804	₩ 78,929	₩ 635,532
Accumulated amortization as of December 31, 2004	₩ 182,329	₩ 372,003	₩ 207,015	₩ 91,538	₩ 852,882

[1] The Company recognized impairment losses on intangible assets due to the expiration of industrial property rights.

Amortization of intangible assets presented under manufacturing costs and selling and administrative expenses for the years ended December 31, 2005 and 2004, consists of the following:

(in millions of Korean won)	2005	2004
Manufacturing costs	₩ 19,868	₩ 35,660
Selling and administrative expenses	145,782	172,747
	₩ 165,650	₩ 208,407

The carrying value of significant intangible assets as of December 31, 2005 and 2004, consists of the following:

(in millions of Korean won)	2005	2004	Remaining years for amortization
Goodwill	₩ 91,330	₩ 215,017	Six years
Industrial property rights	137,039	197,067	One through six years

As a result of the LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.) merger with LG Information & Communications, Ltd. in September 2000, the former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩34,656 million and ₩60,028 million, respectively, for the year ended December 31, 2005. In accordance with disposal and investment in kind transactions of the Systems division, related goodwill was fully expensed this year as loss on impairment (Note 33).

Research and development costs incurred for the year ended December 31, 2005, amounted to ₩1,273,092 million (2004: ₩1,235,008 million) all of which were charged to current operations as ordinary development costs and research costs.

12. Short-Term Borrowings and Current Maturities of Long-Term Debts

Short-term borrowings as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	**Annual interest rate (%) at December 31, 2005**	**2005**	**2004**
General term loans	-	₩ -	₩ 12,000
Commercial papers	-	-	114,500
Foreign currency loans	0.56 – 5.12	12,853	83,390
		₩ 12,853	₩ 209,890

Current maturities of long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	**2005**	**2004**
Debentures	₩ 1,055,691	₩ 649,140
Discount on debentures	(5,603)	(2,357)
Long-term debt	79,346	-
	₩ 1,129,434	₩ 646,783

13. Debentures, Convertible Bonds and Long-Term Debt

Debentures and convertible bonds as of December 31, 2005 and 2004, consist of the following:

(in millions)	Annual interest rate (%) at December 31, 2005	2005	2004
Debentures			
Private, non-guaranteed payable through 2006	-	₩ -	₩ 126,000
Public, non-guaranteed payable through 2009	4.25 ~ 7.97	1,455,000	2,070,000
Floating rate notes of US $ 681 million (2004:US $431 million) , payable through 2010	3M LIBOR+1.9, 6M LIBOR+1.25, 5.0%	689,853	449,878
		2,144,853	2,645,878
Convertible Bonds			
Zero coupon rate convertible bonds of US$ 105 million (2004 : US$ 288 million), payable through 2006	1.65	123,639	339,796
Zero coupon rate convertible bonds of US$ 250 million (2004 : US$ 250 million), payable through 2007	-	296,975	296,975
		420,614	636,771
		2,565,467	3,282,649
Less: Current maturities		(1,055,691)	(649,140)
Discount on debentures		(7,735)	(27,477)
Conversion rights adjustment		(25,532)	(49,508)
Premium for conversion rights		37,092	37,092
		₩ 1,513,601	₩ 2,593,616

For the year ended December 31, 2005, the Company redeemed a portion of the debentures early. Thus, the Company recorded losses on redemption of debentures amounting to ₩8,238 million.

The Company issued foreign currency convertible bonds on the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of the issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$ 287.5 million (fixed exchange rate of ₩ 1,179.2:US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: the Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on any day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩ 68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

For the year ended December 31, 2005, foreign currency convertible bonds amounting to ₩216,158 million were converted to 3,130,077 shares of common stock. As a result, capital and capital surplus increased by ₩15,650 million and ₩207,587 million, respectively. Conversion rights equivalent to the 1,790,364 shares of common stock remain unconverted as of December 31, 2005 (Note 17).

The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of the bonds are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$ 250 million (fixed exchange rate of ₩ 1,181.5 : US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0% , Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - On redemption, the Company would redeem the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.

- Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on any day after 18 months from the date of issuance.

• Terms and conditions for conversion
- Type of stock to be issued: registered common stock
- Number of shares convertible: 3,049,221 shares
- Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling 6 months after the issue date was above ₩ 65,600.
- Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of December 31, 2005 and 2004, consist of the following:

(in millions)	**Annual interest rate (%) at December 31, 2005**	**2005**	**2004**
Foreign currency loans[1]			
Kookmin Bank	6M LIBOR + 1.25	₩ 323,148	₩ 19,832
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	30,390	31,314
The Korea Development Bank	3M EULIBOR + 1.75	337,494	204,195
The Export-Import Bank of Korea	6M LIBOR + 1.54	30,390	31,314
		721,422	286,655
Less: Current maturities		(79,346)	-
		₩ 642,076	₩ 286,655

[1] Representing US $ 379 million and EUR 281 million (2004: US $ 79 million, and EUR 144 million).

See Note 9 for the related collateral arrangements for the Company's long-term debts.

The maturities of long-term debts outstanding as of December 31, 2005, are as follows:

(in millions of Korean won)

For the year ending December 31,	**Debentures and Convertible bonds**	**Long-term debt**	**Total**
2007	₩ 661,975	₩ 121,411	₩ 783,386
2008	90,000	432,606	522,606
2009	150,000	74,686	224,686
2010	607,800	13,373	621,173
	₩ 1,509,775	₩ 642,076	₩ 2,151,851

14. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Beginning balance	₩ 619,827	₩ 555,362
Severance payments	(156,161)	(114,516)
Transfer-in from affiliated companies, net	1,698	5,399
Increment for merger [1]	219	-
Provisions	190,375	173,582
Capitalization of severance benefits and others	3,356	-
Transfer-out due to business tranfer	(30,947)	-
	628,367	619,827
Severance insurance deposit	(374,842)	(370,240)
Contributions to the National Pension Fund	(12,672)	(16,341)
	₩ 240,853	₩ 233,246

[1] Includes the amount from the absorption of a portion of the PC division of LG IBM PC Co., Ltd.

The severance benefits are funded at approximately 59.7 % (2004: 59.7%) as of December 31, 2005, through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The severance insurance deposits, which are amounts funded under employee severance insurance plans, are presented as a deduction from accrued severance benefits.

15. Product warranty reserve

Changes in the product warranty reserve for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	2005
Balance, January 1, 2005	₩ 145,657
Provisions during the year	43,377
Decreases in business transfer	(8,067)
Actual payment	(68,468)
Balance, December 31, 2005	₩ 112,499

The Company accrues a reserve for contingent losses relating to the estimated costs of future claims, recalls and so on. This reserve is recorded as a liability.

16. Commitments and Contingencies

As of December 31, 2005, the Company provided two notes to financial institutions as collateral in relation to guarantees of indebtedness.

As of December 31, 2005, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2005, the Company has bank overdraft facility agreements with various banks amounting to ₩445,500 million.

As of December 31, 2005, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩6,040,013 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with Hana Bank and others amounting to ₩230,000 million (Note 4).

As of December 31, 2005, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩ 1,050,000 million.

As of December 31, 2005, the Company is contingently liable for guarantees approximating ₩2,148,347 million on the indebtedness of its subsidiaries and affiliates, as follows:

(in millions of Korean won)

LG Electronics Italia S.P.A (LGEIS)	₩	212,730
PT LG Electronics Display Devices Indonesia (LGEDI)		171,197
LG Electronics Service Europe Netherland B.A (LGESE)		137,136
LG Electronics Mexico S.A. DE. C.V. (LGEMS)		121,612
LG Electronics Thailand Co.,Ltd. (LGETH)		111,937
LG Electronics Wales Ltd. (LGEWA)		111,793
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)		109,243
LG Electronics Tianjin Appliances Co., Ltd. (LGETA)		109,117
LG Electronics U.K. Ltd. (LGEUK)		91,170
LG Electronics U.S.A., Inc. (LGEUS)		87,118
LG Electronics Mlawa SP.ZO.O (LGEMA)		80,506
LG Electronics Da Amazonia Ltda (LGEAZ)		70,910
LG Electronics China Co., Ltd. (LGECH)		69,142
LG Electronics HK Limited		50,650
LG.Philips Displays Holding B.V.[1]		50,650
Others		563,436
	₩	2,148,347

[1] For the year ended December 31, 2005, the Company accrues a reserve for the contingent losses with regard to payment guarantee for LG.Philips Displays Holdings B.V.

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2005, the Company has outstanding forward contracts with ABN-AMRO and others for selling US dollars amounting to US$164 million at contract exchange rates of ₩1,010.00 : US$1 ~ ₩1,053.90 : US$1, with contract due dates of January through April 2006.

As of December 31, 2005, the Company has outstanding forward contracts with BNP Paribas Bank and others for selling euro and buying US dollars amounting to €54 million at contract exchange rates of €1.1808 : US$1 ~ €1.2163 : US$1, with contract due dates of January through March 2006.

As of December 31, 2005, the Company has outstanding forward contracts with Bank of Tokyo Mitsubishi and others to sell US dollars and buy Japanese yen amounting to US$22 million at contract exchange rates of ¥108.13 : US$1 ~ ¥117.39 : US$1 from January to April 2006.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩3,370 million and ₩834 million, respectively, were charged to operations for the year ended December 31, 2005.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩1,378 million and ₩325 million, respectively, were recorded for the year ended December 31, 2005.

A summary of the terms of outstanding currency option contracts as of December 31, 2005, follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$200	₩990.0/US$ ~ ₩1,020.0/US$	January 5, 2006 through June 28, 2006
Call	US$200	₩1,033.0/US$ ~ ₩1,086.8/US$	January 5, 2006 through June 28, 2006

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain and loss amounting to ₩4,386 million and ₩2,842 million, respectively, were recorded to currency swap for the year ended December 31, 2005.

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2005, follows:

	Transaction amount		Annual interest rate (%)		
(in millions)	Disbursement	Receipts	Receipts	Disbursement	Maturity
JP Morgan Chase and others	US$300	€247	5.00%	3.70%	June 17, 2010
The Korea Development Bank	US$100	€ 83	1M Libor+0.41%	2.00%	May 27, 2008

A summary of the terms of the outstanding cross interest rates swap contracts as of December 31, 2005, follows:

	Transaction amount	Annual interest rate (%)		Maturity
		Receipts	Disbursement	
CSFB	US$100 million	5.00%-Contingent Spread	4.04%	June 17, 2010

As a result of the above derivatives contracts, a realized gain of ₩39,369 million and a realized loss of ₩36,036 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2005.

As of December 31, 2005, the Company is named as a defendant in legal actions which were brought against the Company by Mahmood Saleh Abbar Co. in Saudi Arabia and Whirpool Co., in United States of America. In addition, the Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of foreign and domestic claims as the defendant and plaintiff amounted to approximately US$145,632 thousand, EUR 500 thousand and ₩5,615 million, respectively, as of December 31, 2005. The Company believes that although the outcome of these legal actions is uncertain, they would not result in a material ultimate loss for the Company.

The Company accrues a reserve for contingent losses amounting to ₩50,650 million relating to payment guarantee to LG.Philips Displays Holdings B.V. This contingent liability is recorded under other long-term liabilities.

As of December 31, 2005, the Company is provided with a repayment guarantee of ₩81,266 million from Seoul Guarantee Insurance Company relating to the completion of sales.

The Company leases equipment such as notebooks under operating leases expiring in various years through 2008.

(in millions of Korean won)		Amount
Year ended December 31		
2006	₩	23,814
2007		10,561
2008		2,243
Total lease payments	₩	36,618

17. Capital Stock

Capital stock as of December 31, 2005 and 2004, consists of:

		2005		2004	
	Par value per share	Number of shares issued	Amount (in millions)	Number of shares issued	Amount (in millions)
Common stock[1]	₩ 5,000	142,859,174	₩ 714,296	139,606,263	₩ 698,031
Preferred stock [2]	5,000	17,185,992	85,930	17,185,992	85,930
		160,045,166	₩ 800,226	156,792,255	₩ 783,961

As of December 31, 2005, the number of shares authorized is 600 million shares.

[1] During the year ended December 31, 2005, the Company absorbed a portion of the PC division of LG IBM PC and issued 122,834 shares to IBM Korea Inc. and the foreign currency convertible bonds were converted into 3,130,077 shares of common stock.

[2] The preferred shareholders have no voting rights and are entitled to preferred dividends at a rate of one percentage point over that of common stock. This preferred dividend rate is not applicable to stock dividends.

For the year ended Deceember 31, 2005, changes in capital stock and related capital surplus amounts are as follows:

Date	Description	Common stock	Preferred stock	Capital Surplus
Balance, January 1, 2005		₩ 698,031	₩ 85,930	₩1,876,153
January 2005	Issuance of stock	614	-	7,272
March 2005	Conversion of convertible bonds	43	-	555
October 2005	"	214	-	2,831
November 2005	"	6,846	-	90,724
December 2005	"	8,548	-	113,477
Balance, December 31, 2005		₩ 714,296	₩ 85,930	₩2,091,012

18. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million, and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million. In addition, for the year ended December 31, 2005, ₩214,859 million was recorded as capital surplus due to issuance of stock and conversion of convertible bonds.

As a result of the issuance of foreign currency convertible bonds in 2003 and 2004, a premium for conversion rights of ₩14,064 million, net of tax was recorded as capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩2,183 million were recorded as capital surplus.

19. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

20. Capital Adjustments

Capital adjustments as of December 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005	2004
Treasury stock	₩ (44,893)	₩ (46,657)
Increase resulting from equity method investments	782,178	299,877
Decrease resulting from equity method investments	(209,132)	-
Gain on valuation of available-for-sale securities	12,925	7,812
Gain on disposal of equity method investment [1]	202,702	-
	₩ 743,780	₩ 261,032

[1] Amount net of the income tax effect of ₩76,887 million from gain on disposal of shares of LG. Philips LCD Co., Ltd. (Note 8).

The Company has retained treasury stocks consisting of 763,146 shares (2004 : 793,207 shares) of common stock and 4,681 shares (2004 : 4,681 shares) of preferred stock as of December 31, 2005. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell them in the future.

21. Stock Options

The Company grants stock options to its executives and employees who contribute to the Company's development in accordance with the resolution of the Board of Directors or approval of the shareholders of the Company.

The Company granted stock options to its executives and employees in accordance with the resolution of the Board of Directors on March 22, 2005. The details of the stock options are as follows:

- Stock covered by the stock options : common stock
- Grant method: To compensate the difference between market price of the stock and exercise price of the option
- Number of shares to be exercised : 766,000 shares. However, if the increase ratio of the stock price for three years from grant date of the stock options is not higher than that of the KOSPI (Korea Composite Stock Price Index), the final number of shares to be exercised shall be 50% of number of shares to be exercised at grant date.
- Exercise price: ₩71,130 per share
- Exercisable period: Within 4 years from the day after 3 years from grant date.
- Exercisable condition: for executives who have worked for the Company for more than two years from grant date

Compensation cost recognized for the year ended December 31, 2005, amounted to ₩5,799 million and ₩8,199 million of total unrecognized compensation costs related to stock option is expected to be recognized over the remaining period.

22. Income Taxes

Income tax expense for the years ended December 31, 2005 and 2004, consists of:

(in millions of Korean won)	2005	2004
Current income taxes	₩ 76,651	₩ 146,352
Deferred income taxes from temporary differences	147,606	232,862
Deferred income taxes from tax credit	(101,771)	(87,899)
Deferred income taxes added to shareholders' equity	(83,896)	22,857
Income tax expense	₩ 38,590	₩ 314,172

The deferred income tax liabilities added to shareholders' equity as of December 31, 2005 and 2004, are as follows :

(in millions of Korean won)	2005	2004
Deferred income tax effect in shareholders' equity		
Gain on valuation of available-for-sale securities and others	₩ (4,883)	₩ -
Others	(2,026)	-
	(6,909)	-
Current income tax effect In shareholders' equity		
Loss on excess of the costs of equity method investment	-	23,668
Gain on disposal of treasury stock	(100)	(811)
Gain on disposal of equity method investment	(76,887)	-
	(76,987)	22,857
Income tax expense (benefit)	₩ (83,896)	₩ 22,857

The reconciliation between income before income tax and taxable income for the years ended December 31, 2005 and 2004, follows:

(in millions of Korean won)	2005	2004
Income before income tax	₩ 741,391	₩ 1,860,126
Add (deduct) :		
Temporary differences	308,920	(1,042,251)
Permanent differences	(558,437)	(67,202)
Taxable income	₩ 491,874	₩ 750,673

There is a difference between current income tax amount calculated based on above taxable income and actual current income tax amount due to tax adjustments such as tax credits for temporary investments.

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Depreciation	₩ (93,236)	₩ (42,943)
Allowance for doubtful accounts	3,334	21,658
Product warranty	30,937	40,056
Amortization of intangible assets	(3,623)	(10,104)
Equity method investment securities	(280,433)	(156,360)
Accrued expenses	143,562	108,978
Others	75,628	55,581
	(123,831)	16,866
Deferred income tax liabilities added to shareholders' equity	(6,909)	-
Tax credit carried forward	189,670	87,899
Deferred income tax assets, net	₩ 58,930	₩ 104,765

As of December 31, 2004, deferred income tax assets were computed by applying the tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 27.5% for certain temporary differences expected to be filed as revision of the prior years' tax return.

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to realize such assets, the assets are reduced to its estimated net realizable value. As of December 31, 2005, deferred income tax assets resulting from equity method investment securities are not recorded because the Company's ability to realize those deferred income tax assets is uncertain.

As of December 31, 2005, the current portion of deferred income tax assets and liabilities amount to ₩163,354 million and ₩1,530 million, respectively, and the non-current portion of deferred income tax assets and liabilities amount to ₩397,473 million and ₩500,367 million, respectively.

As a result of tax adjustments, the effective tax rate of the Company for the year ended December 31, 2005, is approximately 5.2% (2004: 16.9%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2005 and 2004, are calculated as follows:

(in millions of Korean won, except per share amounts)	2005	2004
Net income as reported on the statement of income	₩ 702,801	₩ 1,545,954
Less: Preferred stock dividends (Note 24)	(22,336)	(26,631)
Additional income available for dividends allocated to preferred stock	(54,242)	(144,406)
Net income allocated to common stock	626,223	1,374,917
Weighted-average number of common shares outstanding	142,087,793	139,016,745
Basic earnings per share and ordinary income per share (in won)	₩ 4,407	₩ 9,890

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the year.

Diluted earnings per share for years ended December 31, 2005 and 2004, are calculated as follows:

(in millions of Korean won, except per share amounts)	2005	2004
Net income allocated to common stock	₩ 626,223	₩ 1,374,917
Add: Interest expense on convertible bonds, net of tax	13,897	14,027
	640,120	1,388,944
Weighted-average number of common shares and diluted securities outstanding	146,927,378	145,949,525
Diluted earnings per share and diluted ordinary income per share (in won)	₩ 4,357	₩ 9,517

Diluted ordinary income per share is identical to the diluted earnings per share since there were no extraordinary gains or loss.

The diluted securities outstanding as of December 31, 2005, are as follows:

(in millions, except conversion price)

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds of US$287 million, issued in 2003	₩123,638	September 12, 2003 through July 28, 2006	1,790,364 shares	₩68,900 per share
Foreign currency denominated convertible bonds of US$250 million, issued in 2004	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩96,869 per share

24. Dividends

Details of dividends declared for the years ended December 31, 2005 and 2004, are as follows:

	2005		2004	
(in millions of Korean won)	**Dividend ratio (%)**	**Dividend amount**	**Dividend ratio (%)**	**Dividend amount**
Common stock	25%	₩ 177,620	30%	₩ 208,220
Preferred stock	26%	22,336	31%	26,631
		₩ 199,956		₩ 234,851

The Company's dividend payout ratio for the years ended December 31, 2005 and 2004, is computed as follows:

(in millions of Korean won, except for ratios)	**2005**	**2004**
Total dividends (A)	₩ 199,956	₩ 234,851
Net income (B)	702,801	1,545,954
Dividend payout ratio ((A)/(B))	28.45%	15.19%

The Company's dividend yield ratio for the years ended December 31, 2005 and 2004, is computed as follows:

	2005		2004	
(in Korean won)	**Common stock**	**Preferred stock**	**Common stock**	**Preferred stock**
Dividend per share (A)	₩ 1,250	₩ 1,300	₩ 1,500	₩ 1,550
Market price as of balance sheet date (B)	89,300	59,500	64,100	36,000
Dividend yield ratio ((A)/(B))	1.40%	2.18%	2.34%	4.31%

25. Related Party Transactions

Significant transactions entered into in the ordinary course of business with related parties for the years ended December 31, 2005 and 2004, and the related account balances outstanding as of December 31, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales	Purchases	Receivables	Payables
Hi Plaza Inc.	₩ 443,287	₩ 12,961	₩ 10,799	₩ 2,970
LG Telecom, Ltd.	433,539	815	71,870	70
LG.Philips LCD Co., Ltd.	179,562	386,616	66,251	27,383
LG.Philips Displays Holding B.V. [1]	18,966	422,009	34,773	3,975
Hitachi-LG Data Storage Inc. (HLDS)	489,586	40,907	10,412	5,961
LG Electronics Huizhou Inc. (LGEHZ)	816,456	13,595	2,188	1,518
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	347,240	3,416	2,671	-
Quindao LG Lanchao Digital communication Co., Ltd. (LGEQD)	301,423	2,605	64	180
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	718,121	4,636	181	1,233
LG Electronics Deutschland Gmbh (LGEDG)	221,245	-	5,198	-
LG Electronics Espana S.A. (LGEES)	254,150	2	2,258	-
LG Electronics France S.A.R.L. (LGEFS)	278,630	-	3,964	-
LG Electronics Italy S.P.A. (LGEIS)	1,277,095	96,195	2,408	21,800
LG Electronics Mlawa SP.Zo.O. (LGEMA)	572,018	18,430	66,437	63
LG Electronics United Kingdom Ltd. (LGEUK)	325,679	82,847	36,326	-
LG Electronics Australia PTY, Ltd. (LGEAP)	584,965	4,599	217,629	-
LG Electronics Canada, Inc. (LGECI)	303,246	-	4,123	-
LG Infocomm U.S.A. Inc. (LGICUS)	2,632,425	15,676	-	-
LG Electronics Mexicalli. S.A. PEC.V. (LGEMX)	380,171	758	4,027	-
LG Electronics Reynosa. S.A. DEC.V. (LGERS)	305,226	1,728	8,941	-
LG Electronics U.S.A., Inc. (LGEUS)	1,118,041	13,938	247,336	36
LG Electronics Service Europe Netherlands B.V. (LGESE)	719,084	13,114	27,943	956
LG Electronics de Sao Paulo Ltd. (LGESP)	381,357	668	11,788	-
Others	3,355,491	1,842,236	436,176	245,240
2005	₩ 16,457,003	₩ 2,977,751	₩ 1,273,763	₩ 311,385
2004[2]	₩ 16,795,160	₩ 3,344,125	₩ 632,716	₩ 566,379

1 For the years ended December 31, 2005, purchases of ₩422,009 million include the purchase of LG.Philips Displays Holding B.V.'s trade accounts receivable from the Company's subsidiaries amounting to ₩271,937 million.

2 Includes purchase and sale of investment securities from (to) LG Corp.

26. Segment Information

In 2004 the Company organized itself into four reportable business divisions: Digital Display & Media division, Digital Appliance division and Telecommunication Equipment & Handset division. In 2004 the Company has organized itself into three reportable business divisions: Digital Display division, Digital Media division, Digital Appliance division and Mobile communications division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales, and research and development services to each business division.

On January 1, 2005, the Company split the former Digital Display & Media division into Digital Display division and Digital Media division.

The main products that each business division manufactures and sells are as follows:

Digital Display division:	TV, PDP, Monitor and others
Digital Media division:	Audio, VCR, CD-ROM, PC and others
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Communications division:	CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system

Financial data by business division as of and for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	Total	Business Division: Digital Display	Digital Media	Digital Appliance	Mobile Communications	Supporting Division
Sales						
External sales	₩ 23,774,151	₩ 5,121,056	₩ 3,178,887	₩ 5,852,894	₩ 9,458,956	₩ 162,358
Inter-division sales	432,262	81,578	2,663	17,906	44,849	285,266
	₩ 24,206,413	₩ 5,202,634	₩ 3,181,550	₩ 5,870,800	₩ 9,503,805	₩ 447,624
Operating income(loss)	₩ 914,640	₩ (58,400)	₩ 138,440	₩ 472,600	₩ 455,200	₩ (93,200)
Property, plant and equipment	₩ 4,150,304	₩ 1,632,826	₩ 231,853	₩ 737,722	₩ 619,876	₩ 928,027
Intangible assets	419,672	21,747	6,468	20,673	142,820	227,964
	₩ 4,569,976	₩ 1,654,573	₩ 238,321	₩ 758,395	₩ 762,696	₩ 1,155,991
Depreciation and amortization	₩ 811,333	₩ 239,172	₩ 56,882	₩ 182,623	₩ 175,241	₩ 157,415

Financial data by business division as of and for the year ended December 31, 2004, were as follows:

		Business Division			
(in millions of Korean won)	Total	Digital Display & Media	Digital Appliance	Telecommunication Equipment & Handset [1]	Supporting Division
Sales					
External sales	₩ 24,659,317	₩ 9,037,195	₩ 6,215,601	₩ 9,232,673	₩ 173,848
Inter-division sales	347,725	66,757	15,236	27,669	238,063
	₩ 25,007,042	₩ 9,103,952	₩ 6,230,837	₩ 9,260,342	₩ 411,911
Operating income (loss)	₩ 1,249,734	₩ 289,247	₩ 448,038	₩ 610,279	₩ (97,830)
Property, plant and equipment	₩ 3,629,549	₩ 1,536,095	₩ 845,981	₩ 472,464	₩ 775,009
Intangible assets	635,532	43,410	16,260	245,734	330,128
	₩ 4,265,081	₩ 1,579,505	₩ 862,241	₩ 718,198	₩ 1,105,137
Depreciation and amortization	₩ 667,366	₩ 233,098	₩ 108,407	₩ 174,165	₩ 151,696

[1] As of January 1, 2004, the Company reorganized its business structure and transferred the PC business division from the Telecommunication Equipment & Handset division to the Digital Display & Media division.

Financial data by geographic area for the year ended December 31, 2005, are as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩23,774,151	₩ 5,509,213	₩5,522,813	₩3,862,499	₩828,008	₩780,210	₩5,547,273	₩608,409	₩1,115,727
Inter-division sales	432,262	432,262	-	-	-	-	-	-	-
	₩24,206,413	₩ 5,941,475	₩5,522,813	₩3,862,499	₩828,008	₩780,210	₩5,547,273	₩608,409	₩1,115,727
Ratio (%)	100%	23%	23%	16%	3%	3%	23%	3%	6%

Financial data by geographic area for the year ended December 31, 2004, were as follows:

(in millions of Korean won)	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩24,659,317	₩ 5,086,207	₩6,223,292	₩3,847,650	₩663,953	₩1,035,247	₩5,810,769	₩683,620	₩1,308,579
Inter-division sales	347,725	347,725	-	-	-	-	-	-	-
	₩25,007,042	₩ 5,433,932	₩6,223,292	₩3,847,650	₩663,953	₩1,035,247	₩5,810,769	₩683,620	₩1,308,579
Ratio (%)	100%	20%	25%	16%	3%	4%	24%	3%	5%

27. Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2005 and 2004, are as follows:

	2005			2004		
(in millions of Korean won)	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
Salaries	₩ 711,980	₩ 704,647	₩ 1,416,627	₩ 632,759	₩ 736,913	₩ 1,369,672
Depreciation and Amortization	270,860	540,473	811,333	284,198	383,168	667,366
Welfare expenses	109,405	134,010	243,415	88,818	125,454	214,272
Severance benefits	91,011	99,364	190,375	67,667	105,915	173,582
Rental charges	82,849	18,752	101,601	55,694	11,165	66,859
Taxes and dues	15,988	8,136	24,124	14,346	10,559	24,905
	₩ 1,282,093	₩ 1,505,382	₩ 2,787,475	₩ 1,143,482	₩ 1,373,174	₩ 2,516,656

28. Environmental Investments

For the year ended December 31, 2005, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩ 65,628 million (2004: ₩38,552 million).

29. Employee Welfare and Social Contributions

The Company's investments in employee welfare for the year ended December 31, 2005 amounted to ₩243,415 million (2004: ₩221,146 million).

The Company's social contributions for the year ended December 31, 2005, amounted to ₩13,742 million (2004: ₩10,352 million).

30. Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won, except per share amounts)	2005	2004
Sales	₩ 6,182,094	₩ 6,521,349
Cost of sales	4,570,715	5,065,431
Operating income	211,055	94,909
Net income for the period	312,150	163,381
Basic earnings per share *(in won)*	1,958	1,046
Diluted earnings per share *(in won)*	1,919	1,023

31. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Reclassification of current maturities of debentures	₩ 1,050,088	₩ 649,140
Reclassification to buildings, machinery and others from construction-in-progress	762,181	400,505
Changes in capital adjustments arising from the equity method of accounting for investments	282,040	136,267
Reclassification to machinery and equipment from machinery-in-transit	65,848	33,933
Reclassification of current maturities of long-term debt	79,346	-
Conversion of foreign convertible bonds into common stocks	216,158	-

32. Dissolution of LG IBM PC Co., Ltd.

The Board of Directors approved the dissolution of LG IBM PC Co., Ltd. ("LG IBM PC"), a joint venture between the Company and IBM Korea, Inc. on November 17, 2004. On January 1, 2005, the Company absorbed a portion of the PC division of LG IBM PC and issued 122,834 shares to IBM Korea Inc. In turn, IBM Korea Inc. absorbed remaining division of LG IBM PC and issued 48,600 shares to the Company. Thereafter, all the LG IBM PC stocks owned by the Company and IBM Korea Inc. were retired. LG IBM PC was dissolved on January 4, 2005.

Assets and liabilities from the transaction were evaluated at their fair values in accordance with the Accounting Standards for Mergers and Acquisitions.

The ₩2,596 million difference between the fair value of net assets amounting to ₩10,044 million for the PC division of LG IBM PC and its merger cost of ₩12,640 million is recorded as goodwill.

Summary of financial information of LG IBM PC as of and for the year ended December 31, 2004, follows:

(in millions of Korean won)	**Amount**
Total assets	₩ 118,415
Total liabilities	89,436
Net assets	28,979
Sales	479,880
Net income	1,483

33. Establishment of a Joint Venture

On November 2, 2005, a joint venture between the Company and Nortel Corporation. named, LG-Nortel Co., Ltd., was established, was approved by the Board of Directors on August 16, 2005.

The significant terms of the joint venture agreement are as follows:

- Investment in kind or transfer assets and employees, except for real properties, machinery and equipment and employees related to manufacturing, belonging to the Systems division of the Company to the joint venture.
- The Company received US$ 145 million from Nortel Corporation and acquired 50% minus one share of the common stocks and all of the preferred stocks of the joint venture.

Summary of financial information of the Systems division of the Company which was contributed as investment in kind follows:

(in millions of Korean won)	**Amount**
Total assets	₩ 261,997
Total liabilities	44,608
Net assets	₩ 217,389

The Company recorded a gain on business transfer of ₩28,607 million relating to investment in kind or transfer of assets to the joint venture.

Goodwill amounting to ₩89,031 million was fully expensed in 2005 as loss on impairment relating to the Systems division (Note 11).

34. Approval of Non-Consolidated Financial Statements

The December 31, 2005 audited financial statements will be approved by the Board of Directors on February 16, 2006.

35. Subsequent Event

On January 4, 2006, foreign currency convertible bonds with a face value of US$ 22 million were converted to 376,692 shares of common stock, which were then listed on the Korea Stock Exchange on January 13, 2006.

Report on the Review of Internal Accounting Control System

To the President of
LG Electronics Inc.

We have reviewed the management's report on the operations of the internal accounting control system ("IACS") of LG Electronics Inc. (the "Company") as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the "External Audit Law") of the Republic of Korea, the Company's management is responsible for reporting on the design and operations of its IACS ("IACS report"). Our responsibility is to review the management's IACS report and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company's IACS. We did not perform an audit of the Company's IACS and accordingly, we do not express an audit opinion.

Based on our review, no material weakness in the design or operations of the Company's IACS under Article 2-2 of the External Audit Law as of December 31, 2005, has come to our attention.

This report applies to the Company's IACS in existence as of December 31, 2005. We did not review the Company's IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors' Review and Report on Management's IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management's IACS Report, and the Final Standards for Auditors' Review and Report on Management's IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.

Samil PricewaterhouseCoopers
January 21, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Filing No. : 82-3857

LG Electronics

April, 2006

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 7, 2006

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

Mike Miller
Manager
International Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since September, 2005 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

**Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering**

NO NEW DEBENTURES ISSUED

II. Public Announcements

Reports to KSE and London Stock Exchange

Direct public announcement &
Report of the contents of
direct public announcement

3Q 2005 Results Report	October 18, 2005
4Q 2005 Results Report	January 24, 2006

3Q 2005 Results Report

(Billions of KRW)

	2005 3Q	2005 2Q	2004 3Q
Sales	6,018	5,615	6,113
Gross Profit	1,608	1,395	1,537
Operating Income	280	144	355
Ordinary Income	128	216	442
Net Income	157	151	304

- *These 3rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

4Q 2005 Results Report

(Billions of KRW)

	2005 4Q	2005 3Q	2004 4Q
Sales	6,182	6,018	6,521
Gross Profit	1,611	1,608	1,456
Operating Income	211	280	95
Ordinary Income	321	128	14
Net Income	312	157	163

- *These 4rd quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*

Ⅲ. Audit Report for 2005

- Please find non-consolidated FY 2005 audit report enclosed. -